KANAKARIS WIRELESS
                            1280 BISON, SUITE B9-287
                            NEWPORT BEACH, CA  92660


                                November 19, 2003


VIA  EDGAR
----------

U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street  N.W.
Washington,  D.C.  20549

     Re:     Kanakaris  Wireless
             Request to Withdraw Registration Statement on Form SB-2 (File No. 000-28213)

Ladies  and  Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Kanakaris Wireless, a Nevada corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 000-28213) together with all amendments thereof and exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 9, 2002.

     The Registration Statement was filed in connection with the proposed initial public offering of common stock (the "Shares"), no par value per share. Based upon recent communications with the Company's shareholders, the Company has determined at this time not to pursue the public offering contemplated by the Registration Statement. Since the Company will not proceed with the proposed offering, the Board of Directors and management of the Company believe that withdrawal of the Registration Statement is appropriate.

     The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued.

     The Company requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form SB-2 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

     Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

     The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.

     If you have any questions regarding this application for withdrawal, please contact Kenneth S. August, Esq. of Feldhake, August & Roquemore LLP, legal counsel to the Company, at 949-553-5000.


                                             Sincerely,

                                             /s/  Alex  Kanakaris
                                             --------------------
                                             Alex Kanakaris
                                             President


cc:     Ms.  Celeste  Murphy
        Securities  and  Exchange  Commission


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